82-5779

# WACHTELL, LIPTON, ROSEN & KATZ


51 WEST 52ND STREET

NEW YORK, N.Y. 10019-6150

TELEPHONE: (212) 403-1000

FACSIMILE: (212) 403-2000




September 12, 2002

02049982

**By Federal Express**

SUPPL

PROCESSED
SEP 20 2002
THOMSON
FINANCIAL

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Pinault-Printemps-Redoute S.A.
<u>Submission Pursuant to Rule 12g3-2(b)(iii)</u>

Ladies and Gentlemen:

By letter dated April 27, 2001, on behalf of our client Pinault-Printemps-Redoute S.A. (the "Company"), we made a submission to the Securities and Exchange Commission (the "SEC") in order to establish the Company's exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to Rule 12g3-2(b) promulgated under the Exchange Act. We are furnishing this letter and the enclosed documents on behalf of the Company in order to maintain such exemption and to comply with the requirements of Rule 12g3-2(b)(iii) of the Exchange Act.

Pursuant to Rule 12g3-2(b)(4), the information contained in, and the documents enclosed with, this letter are not deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act. Furthermore, pursuant to Rule 12g3-2(b)(5), neither this letter nor the furnishing of such information and documents will constitute an admission for any purpose that the Company is subject to the Exchange Act.

dlw 9/13

The information set forth below is a summary of documentation which the Company has made public pursuant to French law, filed with a stock exchange (and which was made public by that exchange) or distributed to its securities holders:

1. On September 2, 2002, the Company issued a press release announcing the appointment of Denis Olivennes as Chief Operating Officer in Charge of Distribution. A copy of the English-language version of this press release is attached as Appendix A to this letter.

2. On September 3, 2002, Rexel SA, a subsidiary of the Company, issued a press release announcing its results for the first half of 2002. A copy of this press release is attached as Appendix B to this letter.

3. On September 5, 2002, the Company issued a press release announcing its results for the first half of 2002, with a copy of its 2002 interim consolidated financial statements attached. A copy of this press release (together with the 2002 interim consolidated financial statements) is attached as Appendix C to this letter.

4. On September 5, 2002, the Company made a slide presentation to investors regarding its results for the first half of 2002. A copy of the slide presentation was made available to investors attending the presentation. An English-language version of this presentation is attached as Appendix D to this letter.

* * * * *

If the SEC has any questions or requires any further information, please contact the undersigned at (212) 403-1331 or David A. Katz, also of this office, at (212) 403-1309. Finally, I would greatly appreciate your acknowledging receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it to me in the enclosed self-addressed, stamped envelope.

Very truly yours,

Joshua R. Cammaker

Enclosure

cc: Julien Naginski, Esq.
Pinault-Printemps-Redoute S.A.
David A. Katz, Esq.
Wachtell, Lipton, Rosen & Katz

Appendix A

## Denis Olivennes is appointed Chief Operating Officer in charge of Distribution

Serge WEINBERG, Chairman of the Management Board of Pinault-Printemps-Redoute, has strengthened the top management team as of today with the appointment of Denis OLIVENNES as Chief Operating Officer in Charge of Distribution.

Denis OLIVENNES, a member of the Executive Committee reporting directly to Serge Weinberg, will support the Chairman in supervising the distribution companies, as well as the Group's "Cross-functional Resources", which have been directed by Bertrand de Talhouët, Deputy CEO, since 1st July 2002.

The growth of the Group, its internationalization, and its entry into the luxury goods market, have made it necessary to strengthen the management team.

*Beginning his career as an auditor for the Court of Accounts in 1988, Denis OLIVENNES became a technical consultant in 1992 and then Special Assistant to Pierre Bérégovoy, Minister of the Economy and Finance who became Prime Minister from 1992 to 1993.*
*In 1993, he joined the Air France group and became the Deputy CEO in charge of Social Policy.*
*In 1997, Denis OLIVENNES became Chairman and Chief Operating Officer of the cable television network NC Numéricâble, which was purchased by CANAL+. In 1998, he became Corporate Secretary for the CANAL+ group, then Chief Operating Officer in mid-2000, and a member of the Executive Committee of VIVENDI, which he left in April 2002.*

Appendix B

**First-half results 2002**

**09.03.02**

**In tough markets, good gross margin performance, reduction of expenses and debt reduction**

The Rexel Board of Directors, chaired by Alain Redheuil, met September 2, 2002 and approved Rexel accounts for first-half 2002.

**The consolidated first-half results trend was as follows:**

| in EUR millions | 1st-half 2001 | 1st-half 2002 |
|---|---|---|
| Sales | 4,006.1 | 3,721.7 |
| Gross margin (% of sales) | 24.4 % | 24.8 % |
| Operating income | 201.3 | 151.0 |
| Net income before amortization of goodwill | 109.4 | 65.6 |
| Net income, Rexel Group share | 92.1 | 47.4 |

In difficult markets in Europe and a sharp downturn in North America, Rexel succeeded in maintaining or increasing its market share in every geographic area. Consolidated sales were down 7.1%, amounting to EUR 3,722 million.

Perimeter effects contributed EUR 27 million to consolidated sales, due principally to the carry over effect of acquisitions in 2001. Foreign exchange fluctuations reduced sales by EUR 7 million.

On a comparable structural, exchange rate and day-year basis, first-half 2002 Group sales were down 6.7%.

## INCOME

In very difficult markets and despite volume contraction, the Group improved its gross margin by 0.4 basis point to 24.8% of sales, from 24.4% during first-half 2001. It amounted to EUR 923.3 million.

REXEL also reduced significantly its operating expenses. On a comparable basis, personnel expenses were reduced by EUR 15.9 million, and excluding 2001 non-recurring items, other expenses were down by EUR 9.5 million. Headcount reduction was at 6%. Operating income came to EUR 151.0 million.

Thanks to debt reduction and to lower interest rates, the Group's financial expenses figure improved, to EUR 45.9 million at the end of June 2002 from EUR 51.4 million at June 30, 2001. The latter figure included a EUR 14.9 million dividend from the plumbing business which was sold in June 2001.

Net income before amortization of goodwill amounted to EUR 65.6 million, versus EUR 109.4 million for first-half 2001. Excluding non-recurring items in 2001, the decrease was 24%. Net income, Rexel Group share, came to EUR 47.4 million.

Reflecting the Group's debt reduction

goal, Rexel's debt to equity ratio stood at 84% at June 30, 2002, compared with 103% at June 30, 2001.

## OUTLOOK

The Group remains cautious about the global economic situation. Nevertheless, encouraging signs are appearing in several countries (orders, inventory sales, and daily billing totals).

Cost adjustments and working capital reduction efforts will continue. Added to measures taken in 2001, they position Rexel favorably, particularly considering the basis effect on the second half.

Rexel, a subsidiary of Pinault-Printemps-Redoute Group, is the world leader in the distribution of electrical parts and supplies, with a network of 1,860 locations in 32 countries and 24,000 employees.

**Press contacts:**
**Valérie Nowak:** (33) 1 42 85 59 89
e.mail : vnowak@rexel.fr

**Financial analyst/investor contacts:**
**Jean-Philippe Facques:** (33) 1 42 85 57 61
e.mail : jfacques@rexel.fr

Appendix C

**PINAULT**
**PRINTEMPS-REDOUTE**

September 5, 2002

**PRESS RELEASE**

# INTERIM RESULTS SATISFACTORY DESPITE ECONOMIC SLOWDOWN

- **Gains in market shares and focus on development**
- **Improvement in gross margin: up 0.6 points**
- **Group net income before amortisation of goodwill: down 2.9%**

The Pinault-Printemps-Redoute Supervisory Board, chaired by Patricia Barbizet, met on September 4, 2002 to examine the Group's interim consolidated financial statements at June 30, 2002, as approved by the Management Board and the Statutory Auditors.

At June 30, 2002, Pinault-Printemps-Redoute recorded interim results, which, despite the economic slowdown, reflect:

- Gains in market share and faster-pace development, particularly in the Retail and Luxury Goods divisions,
- The Group's increasing efficiency in terms of purchasing,
- Solid cost control and improved working capital requirement.

In his comments on the half-yearly results for 2002, Serge Weinberg, the Chairman of the Management Board, stated:
*"Given the more challenging economic environment, results for the first half of 2002 reflect the quality of our companies. Despite lower earnings for its businesses in North America, the weight of development in the Luxury Goods activities and a higher tax expense, the Group has managed to maintain a high level of profitability. Given the sales drive, management measures and reduced inventories and trade receivables, we are confident that Group profitability will recover in the second half of the year.*
*Moreover, the move to sell Guilbert's mail-order business, which has contributed to the strengthening of the balance sheet, is in line with the Group's strategy to gradually focus on activities with higher-growth, higher profitability and greater synergies."*

| *in EUR millions* | *H1 2002* | *H1 2001* | *Change* |
|---|---|---|---|
| Sales | 13,314 | 13,511 | -1.5% |
| Gross Margin | 5,210 | 5,206 | +0.1% |
| EBITDA | 1,065 | 1,122 | -5.1% |
| Operating income | 834 | 907 | -8.1% |
| Financial income | (197) | (207) | +4.8% |
| Group net income before amortisation of goodwill | 355 | 366 | -2.9% |
| Group net income after amortisation of goodwill | 283 | 299 | -5.4% |
| Cash flow | 691 | 662 | +4.4% |
| Net operating investments | 400 | 439 | -8.9% |

| **in EUR millions** | *H1 2002* | *H1 2001* | *31/12/2001* |
|---|---|---|---|
| Total shareholders' equity | 8,253 | 8,361 | 8,560 |
| Net financial debt | 7,032 | 6,630 | 6,419 |
| Customer loan financing | 5,279 | 5,156 | 5,422 |

## ❑ GRADUAL RECOVERY IN ACTIVITY IN THE SECOND HALF OF 2002

- After a first half of 2001 which was marked by strong growth (19.6%), the evolution of sales at June 30, 2002 reflect strong commercial performance throughout the Group and the various companies' solid competitive edge, despite the sluggish economy. It particularly illustrates the gains in market share achieved by Group companies, Fnac and Conforama's development in Europe and the Luxury Goods division's sustained pace of store openings.

- Group activity suffered as a result of the economic slowdown in North America. Excluding North America, sales rose by 0.4%.

- The second quarter showed the first signs of improvement in activity, recording a drop of 1.6% on a comparable basis (excluding calendar effects), versus a 3% decline in the first quarter.

## ❑ IMPROVEMENT IN GROSS MARGIN AND COST

- Results at June 30, 2002 reflect the Group's cost control measures initiated over one year ago.
  The improvement in gross margin, which stood at EUR 5.2 billion (up by 0.1% in real terms, compared with a 1.5% drop in sales) reflects the Group's increasing efficiency in terms of direct purchases. The cost of goods sold fell by 2.4% in the first half of the year. Gross margin rose 0.6 points to 39.1%.

In addition, cuts in the workforce (3,100 employees), particularly in North America, stabilised the average number of employees, despite the impact of changes in Group structure, store openings and the impact of the 35-hour work week in France.

- The fall in operating income was primarily due to the results of Rexel, which has an extensive presence in the Americas (42% of 2001 sales). This is also due to development programmes initiated especially in the Retail and Luxury Goods divisions in the first half of 2002. Excluding development costs, operating income totalled EUR 932 million, down 3.4%.

  Group operating margin, excluding development costs, remained stable at 7.2% in the first half of 2002, versus 7.3% for the same period the previous year. After taking into account development costs, operating margin stood at 6.3%, compared with 6.7% in the first half of 2001.

- Net financial expenses, amounting to a negative EUR 197 million, dropped by 4.8%. This is even higher if the fall in financial income of the Luxury Goods division is taken into account. However, taxes amounted to EUR 161 million in the first half of 2002, up 9.3% on the first half of 2001. This reflects an increase in the effective tax rate from 21.4% in the first half of 2001 to 25.8% in the first half of 2002.

- Group net income before amortisation of goodwill totalled EUR 355 million, representing a moderate drop of 2.9%. After amortisation of goodwill, Group net income stood at EUR 283 million (down 5.3%). The 8.1% rise in amortisation of goodwill to EUR 78 million reflects the acquisitions made in the past year, particularly Conforama's purchase of 100% of the capital in Emmezeta.

- Net earnings per share before amortisation of goodwill fell by 5.8% to EUR 2.90. Net earnings per share after amortisation of goodwill totalled EUR 2.31, down 8.3 %.

## ❑ CONTINUED OPERATING INVESTMENTS, CONTROL OF INVENTORIES AND TRADE RECEIVABLES

- The Group's net working capital requirement (WCR) continues to improve. WCR stood at EUR 1.1 billion, versus EUR 1.7 billion at June 30, 2001, following major reductions in inventories and trade receivables.
  Cash flow increased to EUR 691 million and net cash from operating activities rose by 24.2% to EUR 532 million compared with the first half of 2001.

- Despite the economic environment, the Group continued its operating investments for a total of EUR 400 million for the semester. Over 60,000 sq. m. in selling space will be opened throughout 2002.

- Changes in net financial debt in the first half of 2002 compared with the first half of 2001 are due to PPR's increased stake in the Gucci Group from the second half of 2001.

## ❑ SUBSEQUENT EVENT

- On August 21, 2002, the Group signed an agreement to sell the mail-order business of Guilbert to Staples, Inc.

  This division includes the following companies: JPG and Bernard in France and Belgium, Neat Ideas in the United Kingdom, Kalamazoo in Spain and Mondoffice in Italy. These companies generated sales of EUR 441 million in 2001.

  The sale price amounted to EUR 825 million. This disposal, subject to approval from the relevant EU authorities, will have a slightly positive impact on Group earnings per share before capital gain.

---


**CONTACTS**

| | | |
|---|---|---|
| **Analysts** | : David Newhouse | : +33 (0)1.44.90.63.23 |
| | Alexandre de Brettes | : +33 (0)1.44.90.61.49 |
| **Press:** | : Juliette Psaume | : +33 (0)1.44.90.63.02 |
| | : Laetitia Olivier | : +33 (0)1.44.90.63.80 |
| **Web** | : www.pprfinance.com ou www.pprpress.com | |

# PINAULT PRINTEMPS-REDOUTE

## 2002 INTERIM CONSOLIDATED FINANCIAL STATEMENTS

**Summary** *page*

# CONSOLIDATED INCOME STATEMENT

For the six months ended June 30, 2002 and 2001 and the year ended December 31, 2001

| (in € millions) | 6/30/02 | 6/30/01 | 12/31/01 |
|---|---|---|---|
| **Net Sales** | **13,314.4** | **13,511.1** | **27,798.5** |
| Cost of sales | (8,104.7) | (8,305.6) | (17,170.8) |
| **Gross margin** | **5,209.7** | **5,205.5** | **10,627.7** |
| Payroll expenses | (1,933.6) | (1,873.1) | (3,754.1) |
| Other operating income and expenses | (2,441.9) | (2,425.1) | (4,895.3) |
| **Operating income** | **834.2** | **907.3** | **1,978.3** |
| EBITDA | **1,064.7** | **1,121.9** | **2,416.8** |
| **Net financial expenses** | **(196.9)** | **(206.9)** | **(417.8)** |
| **Income from ordinary activities before taxes** | **637.3** | **700.4** | **1,560.5** |
| **Non-recurring items** | **(13.7)** | **(13.5)** | **(33.0)** |
| Income taxes | (160.7) | (147.0) | (291.7) |
| **Net income of consolidated companies** | **462.9** | **539.9** | **1,235.8** |
| Share in earnings of equity affiliates | **(0.5)** | **2.9** | **6.6** |
| Amortisation of Goodwill | **(77.8)** | **(72.0)** | **(149.0)** |
| **Net income before minority interests** | **384.6** | **470.8** | **1,093.4** |
| Minority interests | 101.6 | 171.7 | 340.7 |
| **Attributable net income** | **283.0** | **299.1** | **752.7** |
| **Earnings per share (in €)** | **2.31** | **2.52** | **6.32** |
| **Fully diluted earnings per share (in €)** | **2.25** | **2.50** | **6.21** |

# CONDENSED CONSOLIDATED BALANCE SHEET

As at June 30, 2002 and 2001 and December 31, 2001

| (In € millions) | 6/30/02 | 6/30/01 | 12/31/01 |
|---|---|---|---|
| **Fixed assets** | 14,904.4 | 14,106.0 | 15,139.7 |
| **Net working capital** | 6,384.3 | 6,859.5 | 6,070.6 |
| *of which customer loans* | *5,278.8* | *5,156.2* | *5,421.7* |
| **Consolidated shareholders' equity (*)** | 8,252.9 | 8,361.2 | 8,560.0 |
| **Reserves for contingencies and losses** | 725.2 | 818.6 | 809.8 |
| **Net financial debt** | 7,031.8 | 6,629.5 | 6,418.8 |
| **Financing of customer loans** | 5,278.8 | 5,156.2 | 5,421.7 |
| (*) of which Group share | 5,432.3 | 4,937.5 | 5,692.1 |

# CONSOLIDATED STATEMENT OF CHANGES IN NET FINANCIAL DEBT

For the six months ended June 30, 2002 and 2001 and the year ended December 31, 2001

| (In € millions) | 6/30/02 | 6/30/01 | 12/31/01 |
|---|---|---|---|
| **Net cash from operating activities before changes in working capital** | **691.1** | **661.7** | **1,447.9** |
| **Changes in working capital** | **(288.8)** | **(330.3)** | **360.9** |
| **Changes in customer loans** | **129.5** | **97.0** | **(151.5)** |
| **Net cash from operating activities** | **531.8** | **428.4** | **1,657.3** |
| Net operating investments | (400.2) | (439.1) | (606.8) |
| Net financial investments | (232.4) | (815.5) | (1,859.0) |
| **Net cash used by investing activities** | **(632.6)** | **(1,254.6)** | **(2,465.8)** |
| **Capital increase and dividend paid** | **(342.9)** | **(280.1)** | **(144.1)** |
| **Impact of changes in exchange rates and Group structure :** | | | |
| **- on net financial debt** | **(39.8)** | **61.0** | **(130.5)** |
| **- on financing of customer loans** | **13.4** | **(8.0)** | **(25.0)** |
| **Changes in net financial debt excluding customer loans** | **(613.0)** | **(1,142.3)** | **(931.6)** |
| **Changes in net financing of customer loans** | **142.9** | **89.0** | **(176.5)** |

# CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

| Before income appropriation (in € millions) | Number of shares outstanding (2) | Share capital | Additional paid in capital | Cumulative translation adjustements | Consolidated reserves | Consolidated shareholders' equity Group share | Minority interests | Total |
|---|---|---|---|---|---|---|---|---|
| **At December 31, 2000** | **118,779,305** | **362.2** | **1,299.8** | **504.6** | **2,191.3** | **4,357.9** | **3,021.5** | **7,379.4** |
| Capital increase/decrease | 3,615,175 | 127.4 | 488.1 | | (113.3) | **502.2** | | **502.2** |
| Treasury stock | (370) | | | | (0.1) | **(0.1)** | | **(0.1)** |
| Dividends paid | | | | | (254.3) | **(254.3)** | (231.6) | **(485.9)** |
| Cumulative translation adjustments | | | | 333.7 | | **333.7** | 100.0 | **433.7** |
| ***Net income*** | | | | | ***752.7*** | ***752.7*** | *340.7* | ***1,093.4*** |
| Changes in Group structure | | | | | | **0.0** | (362.7) | **(362.7)** |
| **At December 31, 2001** | **122,394,110** | **489.6** | **1,787.9** | **838.3** | **2,576.3** | **5,692.1** | **2,867.9** | **8,560.0** |
| Treasury stock | (3,070) | | | | (0.5) | **(0.5)** | | **(0.5)** |
| Dividends paid | | | | | (279.1) | **(279.1)** | (64.8) | **(343.9)** |
| Cumulative translation adjustments | | | | (263.2) | | **(263.2)** | (60.3) | **(323.5)** |
| ***Net income*** | | | | | ***283.0*** | ***283.0*** | *101.6* | ***384.6*** |
| Changes in Group structure | | | | | | **0.0** | (23.8) | **(23.8)** |
| **At June 30, 2002 (1)** | **122,391,040** | **489.6** | **1,787.9** | **575.1** | **2,579.7** | **5,432.3** | **2,820.6** | **8,252.9** |

(1) Number of shares including treasury stock as at June 30, 2002 : 122 394 480

(2) Par value of shares set at € 4 pursuant to the management board decision of August 30, 2001

# INFORMATION BY DIVISION

| (in € millions) | Retail | Luxury Goods | Business to Business | Credit and financial services | Misc. | Eliminations | Consolidated Total |
|---|---|---|---|---|---|---|---|
| **June 30, 2002** | | | | | | | |
| Net sales | 5,484.0 | 1,319.9 | 6,126.6 | 402.7 | 11.5 | (30.3) | **13,314.4** |
| Operating income | 195.4 | 168.2 | 325.9 | 149.8<br>169.6 | (5.1) | | **834.2** |
| Operating cash flow | 308.3 | 224.8 | 382.1 | 169.6 | (3.3) | | **1,081.5** |
| Net operating investments | (131.2) | (202.2) | (53.5) | (10.9) | (2.4) | | **(400.2)** |
| Operating fixed assets | 5,048.0 | 5,363.8 | 3,632.6 | 312.2 | 42.1 | (20.3) | **14,378.4** |
| Operating working capital | 1.5 | 483.0 | 740.3 | (40.6) | (3.3) | | **1,180.9** |
| Customer loans net of deposit | | | | 5,728.8 | | | **5,728.8** |
| Average number of employees | 50,049 | 10,225 | 45,058 | 1,332 | 208 | | **106,872** |
| **June 30, 2001** | | | | | | | |
| Net sales | 5,509.9 | 1,309.1 | 6,299.3 | 396.0 | 14.6 | (17.8) | **13,511.1** |
| Operating income | 207.1 | 200.7 | 361.2 | 136.8 | 1.5 | | **907.3** |
| Operating cash flow | 318.4 | 249.3 | 416.0 | 156.2 | 4.0 | | **1,143.9** |
| Net operating investments | (177.6) | (214.6) | (31.2) | (14.5) | (1.2) | | **(439.1)** |
| Operating fixed assets | 4,938.6 | 4,383.0 | 3,808.2 | 264.5 | 112.4 | (20.6) | **13,486.1** |
| Operating working capital | 179.2 | 378.6 | 1,262.9 | (36.9) | 15.6 | (0.1) | **1,799.3** |
| Customer loans net of deposit | | | | 5,156.2 | | | **5,156.2** |
| Average number of employees | 50,059 | 9,000 | 46,387 | 1,211 | 225 | | **106,882** |

# INFORMATION BY GEOGRAPHIC AREA

The following information is based on the countries in which fully consolidated companies are located or conduct their operations.
The breakdown of sales by destination is not materially different from the breakdown by location of the subsidiaries

| (in € millions) | France | Europe | Americas | Africa | Oceania | Asia | **Consolidated Total** |
|---|---|---|---|---|---|---|---|
| **June 30, 2002** | | | | | | | |
| Net sales | 5,973.6 | 3,212.5 | 2,743.1 | 612.5 | 305.4 | 467.3 | **13,314.4** |
| Operating income | 351.0 | 176.6 | 114.9 | 50.4 | 21.5 | 119.8 | **834.2** |
| Operating fixed assets | 5,934.8 | 5,979.0 | 2,106.8 | 126.8 | 148.4 | 82.6 | **14,378.4** |
| Average number of employees | 53,443 | 25,699 | 14,652 | 8,201 | 2,188 | 2,689 | **106,872** |
| **June 30, 2001** | | | | | | | |
| Net sales | 5,989.0 | 3,156.0 | 3,021.2 | 558.4 | 292.0 | 494.5 | **13,511.1** |
| Operating income | 390.3 | 171.8 | 145.1 | 42.8 | 18.8 | 138.5 | **907.3** |
| Operating fixed assets | 5,916.8 | 4,734.2 | 2,437.7 | 110.7 | 146.4 | 140.3 | **13,486.1** |
| Average number of employees | 52,507 | 25,157 | 16,778 | 7,825 | 2,277 | 2,338 | **106,882** |

Appendix D

# PINAULT PRINTEMPS-REDOUTE

## Presentation of 2002 interim results

# PINAULT PRINTEMPS-REDOUTE

## Presentation of 2002 interim results

# Summary

1. Satisfactory results in a deteriorating environment
2. Analysis of 2002 interim results
3. Outlook
4. Additional Information

# *Satisfactory results in a deteriorating environment*

*Serge Weinberg*
*Chairman of the Management Board*

# Key Figures H1 2002

| (In million of euros) | H1 2002 | H1 2001 | change |
|---|---|---|---|
| Sales | 13 314 | 13 511 | -1.5% |
| Gross margin | 5 210 | 5 206 | +0.1% |
| Operating income | 834 | 907 | -8.1% |
| Net income* | 355 | 366 | -2.9% |

* Group share before amortisation of goodwill

# Key Figures H1 2002

| (In million of euros) | H1 02 | H1 01 | change |
|---|---|---|---|
| Operating cash flow | 691 | 662 | +4.4% |
| Net operating investments | (400) | (439) | -8.9% |
| | 30/06/02 | 30/06/01 | change |
| Shareholders' equity* | 8 253 | 8 361 | -1.3% |
| Net financial debt | 7 032 | 6 630 | +6.1% |

* consolidated total

# *Deteriorating environment in the US and Europe*

- *US*
  - *11% decline in industrial investment since the end of 2000*
  - *decline in Travel Retail estimated at about USD 12 billion. i.e. 8% in 2002*

- *Europe*
  - *GDP growth rate in the Euro zone down to +0.3% in Q1 2002 versus +2.5% in Q1 2001*

# ...and a high basis of comparison

(in million of euros)



11 298
13 511
13 314
+19.6%
-1.5%
H1 00
H1 01
H1 02


Sales



791
907
834
+14.7%
-8.1%
H1 00
H1 01
H1 02


Operating income

# *Strong sales performance*

*Market share gains in France*
*in key segments in the first half of 2002*

| Sector | Company | Growth spread vs Market (in point of %) |
| --- | --- | --- |
| Apparel | Printemps | -1.6 pt |
| Home shopping | Redcats | +0.9 pt |
| Furniture | Conforama/ Redcats | +2.6 pt |
| Brown goods | Conforama / Redcats / Fnac | +4.1 pt |
| Music | Fnac | -9.9 pt |
| Video | Fnac | = |
| Books | Fnac | +0.2 pt |
| Grey goods | Conforama / Fnac/ Printemps/ Redcats | +3.1pt |
| Electrical equipment | Rexel | -0.9 pt |
| Construction materials | Pinault Bois & Matériaux | +1.8 pt |

# Continued development and growth of electronic e-commerce

- *Sales of newly developed activities*: Euros 319 million (+24.4% )*
  - *Luxury goods:* *Euros 154 million*
  - *Retail:* *Euros 165 million*

- *Internet sales: Euros 378.2 million (+97.9% )*

** Retail: store openings and new catalogues since 01/01/01*
*Luxury: new brands*

# E-Commerce: Brylane example

- *January 2001/June 2002 :*
  - ✓ *on-line sales : Euros 416 millions*
  - ✓ *additional sales : Euros 44.1 millions*
- *57% of active on-line customers are new customers for Brylane (H1 02)*
- *first on-line order for more than 750,000 customers in H1 2002*
- *average spending: 87 US dollars (vs 81.8 US dollars off line)*
- *better profitability on-line (x2 off line)*
- *less order cancellation/fewer parcels per order*

# Improved gross margin



(in million of euros)
( % of sales)
5 206
38.5%
+0.6pt
5 210
39.1%
H1 2001
H1 2002


➤ *Cost of sales: -2.4%*

# Cost control

- *Personnel costs*
  - *average workforce reduction, excluding Luxury Goods, at comparable structure: 3,100 persons (-3.1%)*
  - *North America: workforce cut by 2,100 persons (-12.7%)*
  - *delayed effect of the 35-hr week: 700 (full-time employees)*

  *Stability of average workforce in the first half, after impact of consolidation scope, store openings and 35-hour week*

- *Decline of other operating expenses and income excluding new openings and depreciation of Euros 42 million*

# *Gross margin and cost control*

- *GNX (market place)*
  - *annual targeted auction amount: Euros 550 million (x 2 vs 2001)*
  - *total at June 30, 2002: Euros 210 million*
  - *gain of over 10%*
- *PPR Buyco (indirect purchasing)*
  - *annual gain targeted: Euros 20 million*
  - *at June 30, 2002: Euros 18 million*
- *PPR Purchasing (white, brown, grey goods)*
  - *annual gain targeted: Euros 15 million*
  - *at June 30, 2002: Euros 12 million*

# First Half Highlights

- Continued business development

  - Retail division: store openings: 2 Conforama (Cosenza - Italy and Gaïa - Portugal), 2 Fnac (Campinas - Brazil and Turin - Italy) and 1 Fnac Junior
  - Gucci Group: opening* of 26 new stores
  - sustained development of Finaref's insurance activities (+9%)
  - strengthened position for Guilbert in the Netherlands (successful merger of Guilbert Netherlands -Corporate Express NL)
  - very strong development of CFAO across all activities

* from February 1st, to July 31st, 2002

# *First Half Highlights*

- *Successful new concepts and brands*

  - *revamp of Printemps de la Maison, success of Printemps du Luxe, strong growth of Sports department (Made in Sport & Citadium)*
  - *excellent start of the Brylane Kitchen catalogue*
  - *increased momentum of Yves Saint Laurent and other brands*
  - *successful launch of Finaref ABN Amro savings account*

# First Half Highlights

- Profitability improvements
  - Retail:
    - ✓ Europe: Fnac ; Conforama and Redcats (La Redoute, Redcats Nordic)
    - ✓ North America: Brylane
  - Luxury goods: continuation of Yves Saint Laurent turnaround and high profitability of Gucci brand
  - Credit and Financial Services: increase of operating income: +9.5%
  - Business to Business:
    - ✓ Improved gross margin (+0.4 point at Rexel)
    - ✓ cost reduction (Rexel: -2.9% excluding non recurring items)
    - ✓ increase in operating income at Pinault Bois et Matériaux, Guilbert and CFAO

# Example : Conforama and Fnac in Europe



CONFORAMA 1
CONFORAMA 2
6
60
CONFORAMA
161
CONFORAMA
CONFORAMA 1
5
8
CONFORAMA
CONFORAMA
4
11
8
3
2
CONFORAMA
17

# *Analysis of 2002 interim results*

*Patrice Marteau*
*Corporate Secretary and CFO*

# Sales Evolution


13 511
+130
Change in structure
-15
Exchange rate
-312
Business
13 314
H1 01
H1 02

(in million of euros)

# Sales breakdown H1 2002

## By division

| (in million of euros) | H1 2002 | H1 2001 | Actual change |
|---|---|---|---|
| Retail | 5 484.0 | 5 509.9 | -0.5% |
| Luxury Goods | 1 319.9 | 1 309.1 | +0.8% |
| Business to-Business | 6 126.6 | 6 299.3 | -2.7% |
| Credit and Financial Services | 402.7 | 396.0 | +1.7% |
| Other | -18.8 | -3.2 | - |
| Total | 13 314.4 | 13 511.1 | -1.5% |

# Signs of improvement in Q2 2002

- *At comparable structure and exchange rates*

| | Q1 02 | Q2 02 |
|---|---|---|
| • North America | -11.4% | -8.2% |
| • Excl. North America | -0.8% | +0.2% |
| • Group | -3% | -1.6% |

- *At comparable structure, exchange rates and days*

| | Q1 02 | Q2 02 |
|---|---|---|
| • Retail | -1.1% | +0.5% |
| • Business to Business | -3.8% | -2.9% |

# Operating Income

| *(in million of euros)* | H1 2002 | H1 2001 | Change |
|---|---|---|---|
| EBITDA | 1 064.7 | 1 121.9 | -5.1% |
| % of sales | 8.0% | 8.3% | |
| Depreciation & amortisation | 230.5 | 214.6 | +7.4% |
| Operating income | 834.2 | 907.3 | -8.1% |
| % of sales | 6.3% | 6.7% | |

# Development costs

*(in million of euros)*



98.1
+70%
57.6
-7%
22.8
24.6
+128%
75.3
33.0
H1 2001
H1 2002
Retail
Luxury Goods

# Operating income excluding development costs

(in million of euros)


(% of sales)
964.9
7.3%*
H1 2001
-3.4%
932.3
7.2%*
H1 2002

* operating profitability excluding development sales

# *Net income Group share*

| *(in million of euros)* | H1 2002 | H1 2001 | Change |
|---|---|---|---|
| Operating income | 834.2 | 907.3 | -8.1% |
| Net financial expenses | (196.9) | (206.9) | -4.8% |
| Non-recurring items | (13.7) | (13.5) | +1.5% |
| Income tax | (160.7) | (147.0) | +9.3% |
| *Tax rate* | *25.8%* | *21.4%* | |
| **Net income from consolidated companies** | **462.9** | **539.9** | **-14.3%** |
| *Profitability* | *3.5%* | *4.0%* | |
| **Total consolidated net income (1)** | **462.4** | **542.8** | **-14.8%** |
| Minority interests | 107.2 | 177.0 | -39.4% |
| **Total consolidated net income before amortisation of goodwill** | **355.2** | **365.8** | -2.9% |
| Amortisation of goodwill Group share | (72.2) | (66.7) | +8.2% |
| **Net income Group share after amortisation of goodwill** | **283.0** | **299.1** | **-5.4%** |

(1) Including income from equity affiliates

# *Net financial expenses*

| *(In million of euros)* | *H1 2002* | *H1 2001* | *Change* |
|---|---|---|---|
| *Net financial expenses* | *(196.9)* | *(206.9)* | *+10.0* |
| *- Luxury impact* | *(36.1)* | *(72.3)* | *+36.2* |
| *Net financial expenses excluding Luxury* | *(233.0)* | *(279.2)* | *+46.2* |

# Simplified consolidated balance sheet

| (In million of euros) | H1 2002 | H1 2001 | 12/31/01 |
|---|---|---|---|
| Fixed assets | 14 904.4 | 14 106.0 | 15 139.7 |
| Net working capital Distribution | 1 105.5 | 1 703.3 | 648.9 |
| Shareholders' equity (1) | 8 252.9 | 8 361.2 | 8 560.0 |
| Reserves for contingencies and losses | 725.2 | 818.6 | 809.8 |
| Net financial debt | 7 031.8 | 6 629.5 | 6 418.8 |
| (1) incl Group share | 5 432.3 | 4 937.5 | 5 692.1 |

# *Management of Operating Assets**

- *Inventories: down Euros 154.1 million*
  *(Redcats -14%, Printemps -12%, Rexel and Guilbert -10%)*

- *Outstanding receivables**: down Euros 141.8 million*

*1H02 / 1H01

**excluding customer loans and including securitisation

# Cash flow: +4.4%

| *(In million of euros)* | H1 2002 | H1 2001 |
|---|---|---|
| EBITDA | 1 065 | 1 122 |
| Operating cash flow | 1 082 | 1 144 |
| Cash flow from financial result | (179) | (201) |
| Cash flow from taxes and non-recurring items | (212) | (281) |
| TOTAL | 691 | 662 |

# Change in net financial debt

| *(in million of euros)* | *H1 2002* | *H1 2001* |
|---|---|---|
| *Cash flow* | *691.1* | *661.7* |
| *Changes in working capital* | *(288.8)* | *(330.3)* |
| *Changes in customer loans* | *129.5* | *97.0* |
| *Net cash from operating activities* | *531.8* | *428.4* |
| *Net operating investments* | *(400.2)* | *(439.1)* |
| *Net financial investments* | *(232.4)* | *(815.5)* |
| *Net cash used by investing activities* | *(632.6)* | *(1 254.6)* |
| *Capital increase and dividends paid* | *(342.9)* | *(280.1)* |
| *Effect of exchange rates and Group structure changes on the net financial debt* | *(39.8)* | *61.0* |
| *Effect of exchange rates and Group structure changes on customer loans* | *13.4* | *(8.0)* |
| *Change in net financial debt* | *(613.0)* | *(1 142.3)* |
| *Change in the financing of customer loans* | *142.9* | *89.0* |

# *Analysis of debt and liquidity*

- *Estimated net financial debt at year-end 2002*
  - *Group: < Euros 6 billion*
  - *excl. Gucci Group: < Euros 7.5 billion*
- *Outstanding financial resources available: Euros 8.5 billion*
- *Average maturity extended from 2.4 years to 3.1 years*

  *(committed credit line of Euros 2 billion, 50% at 3 years / 50% at 5 years)*
- *All requirements covered by resources (including the possible exercise of the OCEANE 2007 Put)*

# *Treasury stock*

- *Accounting treatment of treasury stock*
  - *additional write down of treasury stock on the basis of the average share price in June 2002 (Euros 124,55)*
  - *effect on exceptional result in H1 02: Euros 27 million*
- *Equity swap: subsequent event*
  - *early cancellation of the equity swap (Sept 9, 2002)*
  - *impact in Group cash H2 2002: Euros 273 million*

# Conclusion

- *EBITDA: Euros 1 065 million*
  *Operating cash-flow: Euros 1 082 millions*

- *Positive evolution of free cash-flow in H 1 2002: Euros 531.8 millions (+24.2%)*

- *Financial resources available (Euros 8.5 billion) covering Group estimated financial debt (outside Gucci) as of year-end 2002 (Euros 7.5 billion)*

- *Average maturity of the resources: 3 years*

# Outlook

Serge Weinberg
Chairman of the Management Board

# Continued development

- *Openings of stores in Retail and Luxury Goods divisions*
  - *Fnac and Conforama (22 stores, i.e.: 60,000 additional sqm in 2002)*
  - *Gucci Group (66 stores in 2002)*
- *Continued development of Redcats' Internet sales (8.8% for H1 2002, against 4.5% for H1 2002)*
- *International launch of Finaref (Italy, Spain, Portugal) and operational management of Conforama consumer credit activity*
- *Business to Business:*
  - *fostering bolder commercial strategies at Rexel (residential and lighting) and Guilbert (major customers)*
  - *selective acquisitions of local distribution networks for Pinault Bois & Matériaux*

# New concepts

- *Launch of a new beauty and well-being space at Printemps Haussmann (4,000 sqm)*
- *Work on Redcats' brands portfolio positioning (quality of service, range of products, CRM)*
- *Launch of "specialogs" at La Redoute and Ellos*
- *Signing with Club Méditerranée of the first Finaref partnership outside PPR (starting H1 2003)*
- *New strategic partnership in goods insurance (Société de Prévoyance Bancaire)*
- *Launch of CFAO Technologies*

# Continued cost control

- *Improvement of gross margin rate vs H2 2001*
- *Improved productivity rate*
- *Strict management of other expenses*
- *Increased momentum of cross company tools*

# Recent development: disposal of Guilbert mail order business

- Agreement* on 21 August 2002 to sell the business to Staples, Inc
- Total 2001 sales: Euros 441 million
- Price: Euros 825 million
  [1.9 x sales 2001 - 16 x EBIT 2002]
- EPS accretive, before capital gain
- Greater financial and strategic flexibility

*submitted to E-U's antitrust authorities approval

# 2002 - 2003 priorities

- *Short term:*
  - *commercial dynamism - CliO plan (Client Obsession)*
  - *continued cost control in difficult economic climate*
  - *market share gains*
  - *intensified international development*
  - *improved profitability*
- *2003:*
  - *continued development*
  - *strengthening of strategic and financial flexibility*

# PINAULT PRINTEMPS-REDOUTE

*Presentation of 2002 interim results*

# *Additional information*

# *Sales by company*

| in million of euros | H1 2002 | H1 2001 | Change |
|---|---|---|---|
| Printemps | 424.9 | 423.4 | 0.4% |
| Conforama | 1 267.4 | 1 269.7 | -0.2% |
| Redcats | 2 258.6 | 2 353.3 | -4.0% |
| Fnac | 1 511.8 | 1 447.6 | 4.4% |
| Orcanta | 21.3 | 15.9 | 34.0% |
| **Retail** | **5 484.0** | **5 509.9** | **-0.5%** |
| **Luxury Goods** | **1 319.9** | **1 309.1** | **0.8%** |
| Rexel | 3 721.7 | 4 006.1 | -7.1% |
| Pinault Bois et Matériaux | 671.6 | 664.7 | 1.0% |
| Guilbert | 924.3 | 913.6 | 1.2% |
| CFAO | 809.0 | 714.9 | 13.2% |
| **Business to Business** | **6 126.6** | **6 299.3** | **-2.7%** |
| **Credit and Financial Services** | **402.7** | **396.0** | **1.7%** |
| **Other** | **11.5** | **14.6** | **-21.2%** |
| Eliminations | (30.3) | (17.8) | ***N/S*** |
| **Total** | **13 314.4** | **13 511.1** | **-1.5%** |

# *EBITDA by company*

| in million of euros | H1 2002 | H1 2001 | Change |
|---|---|---|---|
| Printemps | 21.1 | 21.7 | -2.8% |
| Conforama | 119.6 | 129.1 | -7.4% |
| Redcats | 123.4 | 122.5 | 0.7% |
| Fnac | 46.3 | 42.8 | 8.2% |
| Orcanta | (1.2) | (1.0) | 20.0% |
| **Retail** | **309.2** | **315.1** | **-1.9%** |
| **Luxury Goods** | **221.3** | **242.0** | **-8.6%** |
| Rexel | 178.8 | 229.0 | -21.9% |
| Pinault Bois et Matériaux | 45.1 | 45.0 | 0.2% |
| Guilbert | 72.4 | 71.4 | 1.4% |
| CFAO | 85.4 | 71.5 | 19.4% |
| **Business to Business** | **381.7** | **416.9** | **-8.4%** |
| **Credit and Financial Services** | **155.8** | **142.9** | **9.0%** |
| **Other** | **(3.3)** | **5.0** | ***N/S*** |
| **Total** | **1 064.7** | **1 121.9** | **-5.1%** |

# *EBIT by company*

| In million of euros | H1 2002 | H1 2001 | Change |
|---|---|---|---|
| Printemps | (0.7) | 1.0 | *N/S* |
| Conforama | 91.0 | 102.4 | -11.1% |
| Redcats | 98.8 | 97.8 | 1.0% |
| Fnac | 8.8 | 7.9 | 11.4% |
| Orcanta | (2.5) | (2.0) | 25.0% |
| **Retail** | **195.4** | **207.1** | **-5.6%** |
| **Luxury Goods** | **168.2** | **200.7** | **-16.2%** |
| Rexel | 151.0 | 201.3 | -25.0% |
| Pinault Bois et Matériaux | 37.8 | 36.9 | 2.4% |
| Guilbert | 60.7 | 59.8 | 1.5% |
| CFAO | 76.4 | 63.2 | 20.9% |
| **Business to Business** | **325.9** | **361.2** | **-9.8%** |
| **Credit and Financial Services** | **149.8** | **136.8** | **9.5%** |
| **Other** | **(5.1)** | **1.5** | ***N/S*** |
| **Total** | **834.2** | **907.3** | **-8.1%** |

# Balanced product and business portfolio

***Breakdown of 2002 H1 sales***


Household equipment
25.4%
Other
8.7%
Apparel & accessories
24.7%
Wholesale equipment
41.2%